Exhibit 99.4
Cascades Tenderco Inc. Upsizes and Amends Pricing
and Other Terms of Its Previously Announced Tender Offer
KINGSEY FALLS, QUEBEC, CANADA, November 19, 2009 — Cascades Inc. (CAS on the Toronto Stock Exchange), a leader in recovery and in green packaging and tissue paper products, announced today that its newly formed wholly owned subsidiary, Cascades Tenderco Inc., has upsized, and amended certain pricing and other terms of, its previously announced Tender Offer for Cascades’ 7 1/4% Senior Notes due 2013 (the “7 1/4% Notes”) and 6 3/4% Senior Notes due 2013 (the “6 3/4% Notes” and, together with the 7 1/4% Notes, the “Notes”).
Under the terms of the upsized offer, Cascades Tenderco is offering to purchase for cash up to $650 million aggregate principal amount (the “Maximum Tender Amount”) of Notes based on the order of priority set forth in Cascades Tenderco’s Offer to Purchase dated November 18, 2009 (the “Offer to Purchase”). The upsized Tender Offer represents an increase of $250 million to the Maximum Tender Amount previously announced by Cascades.
In addition, the terms of the previously announced Tender Offer have been amended in the following respects:
•	Cascades Tenderco is now offering to pay in cash, for each $1,000 principal amount of 7 1/4% Notes validly tendered, not validly withdrawn and accepted for purchase, Tender Offer Consideration equal to $990 and Total Consideration equal to $1,020.

•	The terms of the previously announced financing condition have been increased such that the Tender Offer is conditioned on Cascades’ completion of one or more financing transactions involving Cascades’ receipt of not less than $650 million in aggregate gross proceeds (exclusive of fees, expenses and discounts).

•	Cascades Tenderco’s obligation to accept for purchase all 7 1/4% Notes validly tendered and not validly withdrawn is no longer subject to proration, since the Maximum Tender Amount now exceeds the aggregate principal amount of all 7 1/4% Notes outstanding.
All remaining terms of the Tender Offer previously announced are unchanged. In particular, the Early Tender Date, Withdrawal Deadline, Expiration Date and Acceptance Priority Levels remain unchanged. In addition, the Tender Offer remains subject to the waiver or satisfaction of a number of conditions, including proration with respect to the 6 3/4% Notes if the aggregate principal amount of all 6 3/4% Notes validly tendered and not validly withdrawn, when taken together with the aggregate principal amount of all 7 1/4% Notes validly tendered, not validly withdrawn and accepted for purchase, would exceed the Maximum Tender Amount.
None of Cascades Tenderco, Cascades or its board of directors, the dealer managers or the depositary and the information agent makes any recommendation in connection with the Tender Offer. Holders must make their own decisions as to whether to tender their Notes, and, if so, the principal amount of Notes to tender.
Cascades has retained Banc of America Securities LLC and Wells Fargo Securities, LLC to serve as Joint Lead Dealer Managers for the Tender Offer and Goldman, Sachs & Co. and Scotia Capital (USA) Inc. to serve as Co-Dealer Managers. Cascades has retained Global Bondholder Services Corporation to serve as the depositary and information agent.
For additional information regarding the terms of the Tender Offer, please contact Banc of America Securities LLC at (888) 292-0070 (toll free) or (980) 388-9217 (collect) or Wells Fargo Securities, LLC at (866) 309-6316 (toll free) or (704) 715-8341 (collect). Requests for documents and questions regarding the tender of the Notes may be directed to Global Bondholder Services Corporation at (866) 470-3800 (toll free) or (212) 430-3774 (banks and brokers).
This announcement does not constitute an offer to buy or the solicitation of an offer to sell any Notes in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Certain statements in this release are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.
Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 13,000 employees who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its 45 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. Cascades’ shares trade on the Toronto stock exchange under the ticker symbol CAS.
For further information:
Didier Filion,
Director, Investor Relations
Cascades
514-282-2697
Source:
Christian Dubé
Vice-President and Chief Financial Officer